SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

July 9, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: July 9, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

9 July 2012

Smith & Nephew plc (the "Company") announces that it received notification of the following transaction on 6 July 2012:

Name of director:	Sir John Buchanan
No. of shares acquired:	1,716
Percentage of issued class acquired:	Less than 0.01%
Date of transaction:	09 May 2012
Price per share:	622.4419p per share
Total holding following notification:	161,199 ordinary shares of US$0.20 each
Total percentage holding following notification:	Less than 0.01%

This transaction took place in London, UK.

The shares were purchased through the Company's Dividend Re-investment Programme following the 2011 final dividend payment on 09 May 2012.

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: +44 (0)20 7401 7646